Avadain, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

Avadain, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Avadain, Inc.
Eads, Tennessee

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Avadain, Inc. and subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2021 and for the period from September 21, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not yet generated revenues or profits since inception, has sustained net losses of $31,534 and $0 during the periods ended December 31, 2021 and 2020, respectively, has an accumulated deficit of $31,534 as of December 31, 2021, and lacks liquid assets to fund its future operations with $144,896 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 5, 2022

AVADAIN, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	2021		2020	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	144,896	$	-
Prepaid expenses		3,250		-
Deferred offering costs		3,500		-
Total Current Assets		151,646		-
Non-current Assets:				
Patents, net		285,384		213,773
Total Non-current Assets		285,384		213,773
TOTAL ASSETS	$	437,030	$	213,773
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	31,418	$	-
Due to related party		6,831		-
Due to patent attorney, current portion		21,611		-
Total Current Liabilities		59,860		-
Non-current Liabilities:				
Due to patent attorney, net of current portion		263,773		213,773
Total Non-current Liabilities		263,773		213,773
Total Liabilities		323,633		213,773
Stockholders' Equity:				
Preferred Stock, $0.00001 par, 100,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2021 and 2020		-		-
Class A Common Stock, $0.00001 par, 8,750,000 shares authorized, 155,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively		2		-
Class A-1 Common Stock, $0.00001 par, 1,250,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2021 and 2020		-		-
Class B Common Stock, $0.00001 par, 4,900,000 shares authorized, 4,900,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively		-		-
Additional paid-in capital		144,929		-
Accumulated deficit		(31,534)		-
Total Stockholders' Equity		113,397		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	437,030	$	213,773

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

-3-

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2021 and for the period from September 21, 2020 (inception) to December 31, 2020

	2021	2020
Net revenues	$ -	$ -
Operating Expenses:		
General and administrative	32,605	-
Sales and marketing	3,250	-
Total Operating Expenses	35,855	-
Loss from operations	(35,855)	-
Other Income:		
Gain on debt forgiveness	4,321	-
Total Other Income	4,321	-
Provision for income taxes	-	-
Net Loss	$ (31,534)	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2021 and for the period from September 21, 2020 (inception) to December 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at September 21, 2020 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	-	-
Balance at December 31, 2020	-	-	-	-	-	-	-
Issuance of Class A Common Stock	155,000	2	-	-	154,998	-	155,000
Issuance of Class B Common Stock	-	-	4,900,000	-	-	-	-
Offering costs	-	-	-	-	(10,069)	-	(10,069)
Net loss	-	-	-	-	-	(31,534)	(31,534)
Balance at December 31, 2021	155,000	$ 2	4,900,000	$ -	$ 144,929	$ (31,534)	$ 113,397

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2021 and for the period from September 21, 2020 (inception) to December 31, 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (31,534)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid by related parties	11,152	-
Loan forgiveness from related party	(4,321)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(3,250)	-
Increase/(Decrease) in accounts payable	31,418	-
Net cash used in operating activities	3,465	-
Cash flows from financing activities		
Proceeds from issuance of Class A Common Stock	155,000	-
Offering costs	(13,569)	-
Net cash provided by financing activities	141,431	-
Net change in cash	144,896	-
Cash at beginning of the year	-	-
Cash at end of the year	$ 144,896	$ -
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental disclosure of non-cash investing and financing activity:		
Capitalized patent costs in exchange for due to patent attorney	$ 71,611	$ 213,773
Expenses incurred in exchange for due to related party	$ 6,831	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Avadain, Inc. (the "Company") is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed for the purpose of upscaling its patented technology to reliably and sustainably manufacture high-quality (i.e., large, thin, and nearly defect-free) graphene flakes and then to license this technology to advanced materials manufacturers and others.

Avadain, LLC, a limited liability company formed under the laws of Delaware on September 21, 2020, became a wholly owned subsidiary of the Company on September 22, 2021. Avadain, LLC, owned by Bastille, LLC, was under common control of the Company. Avadain, LLC was initially formed to commercialize the graphene technology developed by Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V. ("Fraunhofer"), a German not-for-profit research organization. On December 23, 2020, Fraunhofer assigned the patents and patent applications for the graphene technology to Avadain, LLC. Upon acquisition by the Company, Avadain, LLC exists solely as a holding company for the Company's intellectual property.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The consolidated financial statements include all accounts of Avadain, Inc. and Avadain, LLC. All significant intercompany transactions have been eliminated in consolidation.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While Avadain, LLC was acquired in September 2021, as it was under common control, the acquisition was recognized retroactively in these consolidated financial statements as if it occurred on September 21, 2020 (inception).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing the Company's planned products requires significant capital, and based on the current operating plans, the Company expects to continue to incur operating losses for the foreseeable future.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Intangible Assets

Intangible assets include patents. Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful life which the Company estimated to be 15 years. Where the future benefits of the patent rights are unknown, costs are expensed as incurred. The Company determined that its patents have not yet commenced their period of economic benefit and therefore no amortization expense was recorded for the periods ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company reviews its long-lived assets for impairment annually and determined no impairment charge was necessary for the periods ended December 31, 2021 and 2020.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the periods ended December 31, 2021 and 2020, the Company has not earned any revenue.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company's subsidiary is a limited liability company and taxed as a disregarded entity. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits since inception, has sustained net losses of $31,534 and $0 during the periods ended December 31, 2021 and 2020, respectively, has an accumulated deficit of $31,534 as of December 31, 2021, and lacks liquid assets to fund its future operations with $144,896 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs under a Regulation Crowdfunding campaign that will commence after the date of these consolidated financial statements and control costs to ensure the business is able to meet its obligations as they come due. No assurance can be given that the Company will be successful in these efforts.

The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 15,000,000 shares of capital stock for issuance, consisting of 8,750,000 shares of Class A Common Stock with $0.00001 par value per share, 1,250,000 shares of Class A-1 Common Stock with $0.00001 par value per share which shares will only be bought or sold through the NetCapital online platform (Class A and Class A-1 collectively referred to as "Class A Common Stock"), 4,900,000 shares of Class B Common Stock with $0.00001 par value per share, and 100,000 shares of Preferred Stock with $0.00001 par value per share.

Voting Rights

The holders of Class A Common Stock and Class B Common Stock at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of Class A Common Stock has the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock has the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

Dividend and Distribution Rights

The shares of Class A Common Stock and Class B Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assess of the Company legally available therefor.

Liquidation Preference

Subject to the preferential or other rights of any holders of Preferred stock then outstanding, upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under the Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Conversion

Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company or automatically upon the occurrence of a transfer (as defined in the Certificate of Incorporation) of a share of Class B Common Stock.

Avadain, LLC

Concerning Avadain, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stock Issuances

In September 2021, the Company issued 4,900,000 shares of Class B Common Stock to Bastille, LLC as a consideration for the transfer and conveyance unto the Company all of its rights, title, and interest in the membership interests, equal to 100%, in Avadain, LLC.

During 2021, the Company raised gross proceeds of $155,000 through the issuance of 155,000 shares of Class A Common Stock, in the aggregate, at a price per share of $1.00 under a Regulation D stock offering.

Stock Options

In November 2021, the Company adopted the 2021 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 3,000,000 shares of Class A Common Stock for issuance under the Plan. The options generally have a term of ten years and vesting commences on the date employee or non-employee director signs a written employment agreement with the Company. As of December 31, 2021, 500,000 shares of Class A Common Stock were available for grant.

A summary of options activities for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of September 21, 2020 (inception)	-	$ -	$ -
Granted	-	-	
Outstanding as of December 31, 2020	-	$ -	$ -
Granted	2,500,000	1.00	
Outstanding as of December 31, 2021	2,500,000	$ 1.00	$ -
Exercisable as of December 31, 2020	-	N/A	
Exercisable as of December 31, 2021	-	N/A	

	December 31	
	2021	2020
Weighted average grant-date fair value of options granted during the year	$ 0.49	$ -
Weighted average duration (years) to expiration of outstanding options at year-end	9.88	-

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31	
	2021	**2020**
Risk-free interest rate	1.37%	n/a
Expected term (in years)	6.13	n/a
Expected volatilty	50.00%	n/a
Expected dividend yield	0.00%	n/a

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $1,216,700 and $0, respectively. No stock-based compensation expense was recognized for the years ended December 31, 2021 and 2020 as vesting of all options granted will commence in 2022. The unrecognized compensation costs of $1,216,700 as of December 31, 2021 will be recognized as follows:

December 31,	
2022	$ 462,850
2023	194,600
2024	194,600
2025	278,725
2026	85,925
	$ 1,216,700

NOTE 5: RELATED PARTY TRANSACTIONS

Since inception, the Company's founder and CEO has funded the Company's cash flow needs to the Company. The total balance due under these arrangements as of December 31, 2021 was $6,831. The balances bear no interest and are considered payable on demand.

Expenses incurred by Avadain, LLC through 2021 amounting to $4,321 were paid by Bastille, LLC, owned by the Company's founders and CEO and COO/CFO (related parties). During the year ended December 31, 2021, the amount was forgiven by Bastille, LLC and recognized as other income by the Company.

NOTE 6: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Patent Royalty Fee

In December 2020, upon the assignment by Fraunhofer of the patents and patent applications derived from graphene technology to Avadain, LLC, Avadain, LLC agreed to pay to Fraunhofer a royalty of two percent (2%) of the gross revenue that will be generated by (i) licensing the continuous flow process to mass produce graphene flakes ("MP Process"), and (ii) Avadain, LLC's own commercial manufacture, use, sale, importation, or exportation of graphene flakes using the MP Process.

Legal Services and Expenses for Patent Filing

In March 2021, the Company entered into an agreement with a third-party legal firm (the "Firm") to represent the Company in connection with the preparation, filing, and prosecution of patent applications relating to the manufacture of graphene. Upon signing of the agreement, the Company assumed the liability amounting to $213,773 previously incurred by the Firm for Fraunhofer and Bastille, LLC. Until the Company obtains at least $8,000,000 in total third-party funding, the Firm will provide legal services and advance expenses on a full contingency basis, up to a maximum amount of $50,000 after the date of the engagement agreement. Amount incurred over the set maximum amount is due and demandable by the Firm within 30 days of receiving an invoice from the Firm. As of December 31, 2021, the Firm has incurred legal services and advance expenses over the set maximum amount amounting to $21,611, which was recognized as a current liability.

PIPCA Share

In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology. Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA. PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relates primarily to cash to accrual differences. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $8,211 and $0, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Therefore, a valuation allowance of $8,211 and $0 was recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.14%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax asset.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use

Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management does not expect the adoption of ASU 2018-15 to have a material impact on the Company's consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuance

Subsequent to December 31, 2021, the Company issued 35,000 shares of Class A Common Stock for $1.00 per share in conjunction with the Regulation D stock offering discussed in Note 4.

Management's Evaluation

The Company has evaluated subsequent events through March 5, 2022, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.